August 4, 2022

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:
Ainos, Inc.

Registration Statement on Form S-1
File No. 333-264527

VIA EDGAR

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 2, 2022, in which we, Maxim Group LLC, as representative of the underwriters, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 4, 2022, at 5:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and requests that acceleration of the effectiveness of the above captioned registration statement be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on August 8, 2022, or as soon thereafter as practicable.

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Co-President